February 17, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter that is being issued today by Philippine Long Distance Telephone Company (the "Company”), regarding the petitions filed separately by AT&T Corp. (AT&T) and WorldCom Inc. (WorldCom) with the Federal Communications Commission (“FCC”) requesting the FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine route.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 17, 2003	SECURITY CODE: CM-040

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a Current Report with respect to a discloseable event/information. This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Thank you.

Very truly yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Enc.

February 17, 2003

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with respect to a discloseable event/information.

Thank you.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Enc.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1.                  17 February 2003

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664; 814-3552

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

On February 7, 2003, AT&T Corp. (AT&T) and WorldCom Inc. (WorldCom) filed separate petitions with the Federal Communications Commission (“FCC”) requesting the FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine route.

PLDT, through its U.S. counsel, is now in the process of preparing submissions including comments/opposition to the petitions and the requested interim relief. PLDT is also reserving its right to take all other necessary legal actions to protect its interest under the circumstances.

PLDT’s position is that termination rates are governed by bilateral commercial agreements between the parties. AT&T and WorldCom’s termination rate agreements with PLDT expired in December 2002. Well ahead of the expiration of these termination rate agreements, PLDT had given notice to AT&T and WorldCom of its intention to increase termination rates and had been in discussions and negotiations with them in respect of such termination rates. On December 13, 2002, PLDT sent notice that it will implement the rate increase effective February 1, 2003. The termination rate agreements of AT&T and WorldCom lapsed in December 2002, without them agreeing with PLDT any provisional arrangement or permanent agreement on the new termination rate for continuity of service.

PLDT notes that even after the increase in termination rates, the new termination rates remain well below the FCC’s benchmark rate of US$0.19 per minute for low middle income economies, such as the Philippines. It is also substantially below the ITU suggested target settlement rate of US$.238 per minute for countries with teledensity between 1 to 5 telephones per 100 population. The rate increase is to US$0.012/US$0.125 per minute from US$0.075/US$0.08 per minute terminations on the fixed-line network.

As of today, PLDT has already concluded agreements for new termination rates with 92 carriers worldwide. With respect to AT&T and WorldCom, PLDT remains open to negotiate an agreement on new termination rate including an interim arrangement regarding the calculation and payment of termination rates for their U.S.-outbound traffic terminated on PLDT’s network.

PLDT is mindful of its responsibilities as a public service provider and will ensure compliance with its existing and effective agreements particularly in maintaining the flow of traffic in and between circuits covered by such agreements.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: 17 February 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary